UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shift Technologies, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

82452T107

(CUSIP Number)

Maruthi J. D. Venkata

610 E Zack St, Ste 110

Tampa, Florida 33602

Telephone: 7276108949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82452T107

(1)	Name of Reporting Persons: Maruthi J. D. Venkata S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 1,974,059 (1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 1,974,059 (1)
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,974,059 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 11.5% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	On March 14, 2023, the Reporting Person became a holder of more than 866,364 shares of Class A Common Stock, representing approximately 5.0% of the total issued and outstanding shares of Class A Common Stock of the Issuer, based on 17,228,479 shares of Class A Common Stock of the Issuer as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for fiscal year ended December 31, 2022. Since March 14, 2023, the Reporting Person’s ownership of Class A Common Stock of the Issuer increased to 1,974,059 shares as of the date of this filing, representing approximately 11.5% of the total issued and outstanding shares of Class A Common Stock of the Issuer.
(2)	Based on 17,228,479 shares of Class A Common Stock of the Issuer as of March 31, 2023, as reported by the Issuer.

CUSIP Number: 82452T107

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A common stock, par value of US$0.0001 per share (the "Class A Common Stock"), of Shift Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 2525 16th Street, Suite 216, San Francisco, CA 94103.

On March 7, 2023, the Issuer effected a reverse stock split as a result of which every ten issued and outstanding shares of Class A Common Stock were automatically combined into one issued and outstanding share of Class A Common Stock, without any change in the par value per share (the “Reverse Split”).

Item 2. Identity and Background.

(a)	Maruthi J. D. Venkata

(b)	610 E Zack St, Ste 110, Tampa, Florida 33602

(c)	Chief Investment Officer of Tri Peaks Capital, LLC. The principal business of Tri Peaks Capital, LLC is to act as an investment management company. The Reporting Person hereby clarifies that interest in securities disclosed herein is held in the Reporting Person’s personal capacity and is not in connection with his employment with Tri Peaks Capital, LLC in any manner.

(d)	During the past five years, the Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Class A Commmon Stock held by him directly using his personal fund.

Item 4. Purpose of Transaction

The Class A Common Stock owned by the Reporting Person are acquired for investment purposes. The Reporting Person will routinely monitor the Issuer regarding a wide variety of factors that affect its investment considerations, including, but not limited to, current and anticipated future trading prices of the Class A Common Stock and other securities of the Issuer, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on its evaluation of various factors, the Reporting Person may make further acquisitions of Class A Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Common Stock now owned or hereafter acquired by the Reporting Person.

The Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified below:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of April 18, 2023, The Reporting Person may be deemed to beneficially own 1,974,059 shares of Class A Common Stock, which constitutes approximately 11.5% of the outstanding Class A Common Stock.

(b)	The Reporting Person has sole voting and dispositive power of 1,974,059 shares of Class A Common Stock.

(c)	The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported in this Schedule and held directly by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The securities are being held for investment purposes by the Reporting Person. There are no other arrangements between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2023

By:	/s/ Maruthi J. D. Venkata
Name: Maruthi J. D. Venkata